COLLABRX, INC.
44 Montgomery Street, Suite 800
 San Francisco, California  94104

November 20, 2014

By EDGAR Transmission

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention:  Gabriel Eckstein

Re:	CollabRx, Inc.: Withdrawal of Acceleration Request - Registration Statement on Form S-1 (File No. 333-199477)

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on November 18, 2014, in which we requested the acceleration of the effective date of the above-reference Registration Statement for November 20, 2014 at 5:00 p.m. (Washington, DC time) in accordance with Rule 461 of the General Rules and Regulations of the Securities Act of 1933, as amended.

We are no longer requesting that such Registration Statement be declared effective at this time and we hereby formally withdraw our request for acceleration of the effective date.

If you have any questions regarding this request, please contact William Davisson of Goodwin Procter LLP at (650) 752-3114.

Sincerely,

COLLABRX, INC

By:	/s/ Thomas R. Mika
Name: Thomas R. Mika
Title: President & Chief Executive Officer

cc:            William Davisson, Esq.